Exhibit 2.2

CERTIFICATE OF DESIGNATIONS OF

SERIES A PREFERRED STOCK

OF

GenesisAI Corporation,

A DELAWARE CORPORATION

The undersigned, Archil Cheishvili, President and Chief Executive Officer of GenesisAI Corporation, a Delaware corporation (the “Company”), pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”) and Article IV(B) of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) does hereby certify that the Board of Directors of the Company (the “Board”) has duly adopted the resolutions set forth in this Certificate of Designations of Series A Preferred Stock (this “Certificate of Designations”) concerning the designations, rights, preferences, powers, restrictions, and limitations of its Series A Preferred Stock as follows:

FIRST: The name of the Company is GenesisAI Corporation.

SECOND: By unanimous written consent of the Board dated September 29, 2021 the following resolutions were duly adopted:

WHEREAS, the Certificate of Incorporation provides for a class of its authorized stock known as Preferred Stock, consisting of 50,000,000 (fifty million) shares, $0.0001 par value per share, issuable from time to time in one or more series (the “Preferred Stock”);

WHEREAS, the Board of Directors is authorized, subject to limitations prescribed by law and by the provision of the Article IV(B) of the Certificate of Incorporation to establish and fix the number of shares to be included in any series of Preferred Stock and the designations, rights, preferences, powers, restrictions and limitations of the share of such series;

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to Article IV(B) of the Certificate of Incorporation there is hereby established five new series of Preferred Stock of the Company designated as Series A-1 Preferred Stock (“Series A-1 Preferred Stock”), Series A-2 Preferred Stock (“Series A-2 Preferred Stock”), Series A-3 Preferred Stock (“Series A-3 Preferred Stock”), Series A-4 Preferred Stock (“Series A-4 Preferred Stock”), Series A-5 Preferred Stock (“Series A-5 Preferred Stock”), and Series A-6 Preferred Stock (“Series A-6 Preferred Stock”, and together with “Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock, the “Series A Preferred Stock”) to have the designations, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article IV(B) as follows:

1.	CERTAIN DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in this Section 1.

a.	“Acquisition” means the closing of: (i) the sale of all or substantially all of the Company’s assets; (ii) the sale or exchange of the Capital Stock by the stockholders of the Company in one transaction or series of related transactions where more than fifty percent (50%) of the outstanding voting power of the Company is acquired by a person or entity or group of related persons or entities or (iii) a reorganization, consolidation, merger or similar transaction or series of related transactions (each, a “Combination Transaction”) in which the Company is a constituent corporation or is a party if, as a result of such Combination Transaction, the voting securities of the Company that are outstanding immediately prior to the consummation of such Combination Transaction do not represent, or are not converted into, securities of the surviving corporation of such Combination Transaction that, immediately after the consummation of such Combination Transaction, together possess at least a majority of the total voting power of all securities of such surviving corporation that are outstanding immediately after the consummation of such Combination Transaction.

b.	“Bankruptcy Event” means any action by the Company to (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors’ rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same, or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; and/or a proceeding or case shall be commenced in respect of the Company, without its application or consent, in any court of competent jurisdiction, seeking (x) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, (y) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Company or (z) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (x), (y) or (z) shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Company or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Company or any of its subsidiaries and shall continue undismissed, or unstayed and in effect for a period of sixty (60) days.

c.	“Capital Stock” means all such classes of stock of the Company cumulatively being herein referred to as.

d.	“Convertible Securities” means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for any classes of stock of the Company, but excluding Options.

e.	Deemed Liquidation Event. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) (the “Requisite Holders”) elect otherwise by written notice sent to the Company at least five (5) days prior to the effective date of any such event:

i.	a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its Capital Stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of Capital Stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1(d), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

ii.	the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

f.	“Initial Public Offering” means any other sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended).

g.	“Option” means rights, options or warrants to subscribe for, purchase or otherwise acquire Capital Stock or Convertible Securities.

h.	The “Original Issue Price” means $2.00 per share for the Series A-1 Preferred Stock, $0.17 per share for the Series A-2 Preferred Stock, $0.17 per share for the Series A-3 Preferred Stock, $0.09 per share for the Series A-4 Preferred Stock, $0.10 per share for the Series A-5 Preferred Stock, and $0.01 per share for the Series A-6 Preferred Stock.

i.	“Original Issue Date” means the date on which the first share of a series of Series A Preferred Stock is issued.

2.	GENERAL

Except as expressly provided in this Certificate of Designations, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

3.	DESIGNATION AND AMOUNT

Of the 50,000,000 (Fifty million) shares of the Company’s authorized Preferred Stock, $0.0001 par value per share, Seven Hundred Four Thousand One Hundred and Seventy Nine (704,179) shares are designated as “Series A-1 Preferred Stock,” Three Million Six Hundred Eighty Eight Thousand and Seven Hundred (3,688,700) shares are designated as “Series A-2 Preferred Stock,” Six Hundred Fifty Eight Thousand Eight Hundred (658,800) shares are designated as “Series A-3 Preferred Stock,” Two Hundred and Four Thousand Two Hundred and Eighty (204,280) shares are designated as “Series A-4 Preferred Stock,” Three Hundred and Forty Thousand (340,000) shares are designated as “Series A-5 Preferred Stock,” with the rights and preferences set forth below, and Eight Million (8,000,000) shares are designated as “Series A-6 Preferred Stock,” with the rights and preferences set forth below.

4.	RANK

The Series A Preferred Stock shall rank: (i) senior to all of the Class A Common Stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”) and the Class B Common Stock, par value $0.0001 per share, of the Company (collectively, the “Common Stock”), (ii) junior to any other class or series of Capital Stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock (“Senior Securities”) and (ii) on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock (“Parity Securities”), in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to as “Distributions”).

5.	LIQUIDATION, DISSOLUTION OR WINDING UP; CERTAIN MERGERS, CONSOLIDATIONS AND ASSET SALES.

a.	Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of a series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of such series of Series A Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Series A Preferred Stock been converted into Common Stock pursuant to Section 8 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of a series of Series A Preferred Stock the full amount to which they are entitled under this Section 5(a), the holders of shares of such series of Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of such series of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

b.	Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 8(a), the remaining funds and assets available for distribution to the stockholders of the Company shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

c.	Deemed Liquidation Events.

i.	Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1(d), if any portion of the consideration payable to the stockholders of the Company is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of Capital Stock of the Company pro rata based on the amount of such consideration otherwise payable to each stockholder.

ii.	Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of Capital Stock of the Company upon any merger, consolidation, sale, transfer or other disposition that is a Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

6.	VOTING RIGHTS

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Designations, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of the Company.

7.	DIVIDENDS

The Series A Preferred Stock shall be entitled to receive any dividends or other distributions paid on any shares of Common Stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Board.

8.	CONVERSION

a.	Conversion Price. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof or as described in Section 8(b), without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Original Issue Price of such series of Series A Preferred Stock by the Conversion Price (as defined below) of such series of Series A Preferred Stock in effect at the time of conversion, rounded down to the nearest whole share such that no cash shall be payable for the purported conversion of any fractional shares. The “Conversion Price” shall initially be equal to the Original Issue Price of such series of Series A Preferred Stock. Such initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

b.	Automatic Conversion; Mechanics of Automatic Conversion; Effect of Conversion.

(i)	Upon (a) the closing of an Initial Public Offering, (b) the date that the Company or a successor to the Company (including, without limitation, by way of Acquisition of all or substantially all of the Company’s assets, merger, or any other business combination) becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, (c) any Acquisition, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a series of the Series A Preferred Stock (the “Requisite Holders”) at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), then, at the Mandatory Conversion Time described in Sections 8(b)(i)(a), 8(b)(i)(b) or 8(b)(i)(c), all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the applicable Conversion Price ratio described in Section 8(a) as the same may be adjusted from time to time in accordance with any other subsection of Section 8, and at the Mandatory Conversion Time described in Section 8(b)(i)(d), all outstanding shares of such series of Series A Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the applicable Conversion Price ratio described in Section 8(a) as the same may be adjusted from time to time in accordance with any other subsection of Section 8.

(ii)	The shares of Class A Common Stock issuable upon conversion of the shares represented by the Series A Preferred Stock subject to conversion pursuant to a Mandatory Conversion Time event shall be deemed to be outstanding of record as of such Mandatory Conversion Time. The Company shall, as soon as practicable after the Mandatory Conversion Time, and without the need for any stockholder action, (a) issue and deliver to such holder of converted Series A Preferred Stock, or to such holder’s nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion, in accordance with the provisions hereof, and (b) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

(iii)	All shares of Series A Preferred Stock which shall have been converted as provided under this section 8(b) shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate upon conversion thereof, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

c.	Voluntary Conversion; Mechanics of Voluntary Conversion; Effect of Conversion.

i.	In order for a holder of Series A Preferred Stock to voluntarily convert shares into shares of Class A Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Company (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a “Contingency Event”). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder’s attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the “Conversion Time”), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such Conversion Time. The Company shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Series A Preferred Stock, or to such holder’s nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and (b) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

ii.	All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided under this Section 8(c) shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate upon conversion thereof, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

d.	Termination of Conversion Rights. Subject to Section 8(c)(i) in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series A Preferred Stock.

e.	No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on such series of Series A Preferred Stock converted or surrendered for conversion or on the Class A Common Stock delivered upon conversion.

f.	Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock effect a subdivision of the outstanding Class A Common Stock pursuant to a forward stock split or other similar transaction, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series of Series A Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Class A Common Stock pursuant to a reverse stock split or other similar transaction, the Conversion Price for such series of Series A Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series of Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

g.	Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series A Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

i.	the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

ii.	the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 8(g) as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series A Preferred Stock had been converted into Common Stock on the date of such event.

h.	Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Series A Preferred Stock had been converted into Common Stock on the date of such event.

i.	Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock the Common Stock issuable upon the conversion of such series of Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Company, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 8(f), 8(g), 8(h) or 8(j) or by Section 1(d) regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series A Preferred Stock shall have the right thereafter to convert such Series A Preferred Stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

j.	Adjustment for Merger or Consolidation. Subject to the provisions of Section 1(d), if there shall occur any consolidation or merger involving the Company in which the Common Stock (but not all series of the Series A Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 8(f), 8(g), 8(h) or 8(i) or by Section 1(d) regarding a Deemed Liquidation Even), then, following any such consolidation or merger, provision shall be made that each share of such series of Series A Preferred Stock that have not been converted into or exchanged for such securities, cash, or other property shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of such series of Series A Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 8 with respect to the rights and interests thereafter of the holders of such series of Series A Preferred Stock, to the end that the provisions set forth in this Section 8 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series A Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series A Preferred Stock.

k.	Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series A Preferred Stock pursuant to this Section 8, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of such series of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series A Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Series A Preferred Stock.

9.	PROTECTION PROVISIONS

So long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without first obtaining the written consent of the Requisite Holders, alter or change the rights, preferences or privileges of the Series A Preferred Stock so as to affect adversely the holders of Series A Preferred Stock.

10.	MISCELLANEOUS

a.	Status of Redeemed Stock. In case any shares of Series A Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of Common Stock and shall no longer be designated as Series A Preferred Stock.

b.	Waiver. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the holders of a series of Series A Preferred Stock granted hereunder may be waived as to all shares of such series of Series A Preferred Stock (and the holders thereof) upon the unanimous written consent of the holders of such series of Series A Preferred Stock.

c.	Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner its set forth in this Section.

If to the Company:

GenesisAI Corporation

201 SE, 2nd Avenue,

Miami, FL 33131-2264

If to the holders of any series of Series A Preferred Stock, to the address listed in the Company’s books and records.

RESOLVED, FURTHER, that the undersigned are authorized and directed to prepare and file this Certificate of Designations in accordance with the foregoing resolution and the provisions of Delaware law.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed by its undersigned, its authorized officer, this 29th day of September, 2021.

/s/ Archil Cheishvili
Name: Archil Cheishvili
Title: President, Chief Executive Officer

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